UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

SOLICITATION/ RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DEL TACO RESTAURANT PROPERTIES I

(Name of Subject Company (issuer))

DEL TACO RESTAURANT PROPERTIES I

(Names of Persons Filing Statement)

Units of Limited Partnership Interest

(Title of Class of Securities)

None or Unknown

(CUSIP Number of Class of Securities)

Jack Tang, General Counsel

Del Taco LLC

25521 Commercentre Drive

Lake Forest, California 92630

(949) 462-9300

Copy to:

Richard J. Maire, Jr.

Katherine J. Blair

Manatt, Phelps & Phillips LLP

11355 W. Olympic Avenue

Los Angeles, California 90064

(310) 312-4000

Item 1.	Subject Company Information

The name of the subject company is Del Taco Restaurant Properties I, a California limited partnership (the “Partnership”). The Partnership’s principal executive offices are located at 25521 Commercentre Drive, Lake Forest, California 92630, and its telephone number at that address is (949) 462-9300. The general partner of the Partnership is Del Taco LLC, a California limited liability company (the “General Partner” or “Del Taco”).

The class of equity securities to which this Schedule 14D-9 (this “Schedule”) relates is the units of limited partnership interest of the Partnership (the “Units”). As of September 18, 2015, there were 8,751 Units issued and outstanding.

Item 2.	Identity and Background of Filing Person

This Schedule is being filed by the Partnership. The name, business address and business telephone number of the Partnership are set forth in Item I above.

This Schedule relates to the tender offer by MacKenzie Realty Capital, Inc., a Maryland corporation (“MacKenzie”), as disclosed in a Tender Offer Statement on Schedule TO filed by Mackenzie (the “Schedule TO”) with the United States Securities and Exchange Commission (the “SEC”) on September 18, 2015, to purchase 8,026 Units of the Partnership, which consist of all Units not already held by MacKenzie and its affiliates, at a purchase price equal to $900 per Unit, without interest (the “Tender Offer Price”), on the terms and subject to the conditions set forth in the Tender Offer to Purchase, dated September 18, 2015 (together with any amendment and supplements thereto, the “Tender Offer”) and in the related Assignment Form.

As set forth in the Schedule TO, the principal executive office of MacKenzie is located at 1640 School Street, Moraga, California 94556, and the telephone number at such address is (925) 631-9100.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements

To the knowledge of the General Partner, as of the date of this Schedule, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and (1) the Partnership, or (2) MacKenzie, its executive officers, director or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014 as filed with the SEC on March 2, 2015. The Partnership has no executive officers or directors.

On January 12, 2015, the Partnership filed a Form 8-K indicating its intention to initiate a sale process to market the properties owned by the Partnership that may result in the presentation of a sale transaction to the limited partners of the Partnership (the “Limited Partners”) for approval. Del Taco intended to appoint a special committee comprised of a small group of qualified Limited Partners to facilitate the sale process and to manage any potential conflicts of interest with respect to Del Taco that could arise during the sale process, however, only one timely application was received. Del Taco determined that one committee member could not adequately perform the role required by the committee. As a result, the sale process was commenced without a special committee. Del Taco chose to resolve any potential conflicts of interest pursuant to the Partnership’s Restated Agreement of Limited Partnership dated as of November 7, 1983 (the “Partnership Agreement”), and applicable law.

On February 17, 2015, pursuant to its Schedule TO filed with the SEC, MacKenzie commenced an unsolicited Tender Offer at a purchase price of $765 per Unit, which, pursuant to its amendment to Schedule TO filed on April 6, 2015, concluded with MacKenzie reporting the acceptance for payment of 185 Units.

On July 24, 2015, as reported in its Form 8-K filed with the SEC on July 30, 2015, Del Taco, on behalf of the Partnership, entered into a Purchase and Sale Agreement (the “Sale Agreement”) regarding the proposed sale of all the properties of the Partnership (the “Property Sale”), which is subject to approval of the Limited Partners.

On September 18, 2015, MacKenzie commenced the unsolicited Tender Offer with the filing of the Schedule TO with the SEC. In the Schedule TO, MacKenize reported that it and its affiliates beneficially own 725 Units of the Partnership.

The Tender Offer by MacKenzie is not related in any way to the proposed Property Sale pursuant to the Sale Agreement.

Item 4.	The Solicitation or Recommendation

(a) Solicitation Recommendation – No Opinion/Remaining Neutral Toward the Tender Offer.

For the reasons set forth below, Del Taco expresses no opinion and remains neutral with respect to the Tender Offer. Accordingly, Del Taco has not made a determination as to whether the Tender Offer is fair to, or in the best interests of, the Unit holders and is not making a recommendation regarding whether the Partnership’s Unit holders should participate in the Tender Offer.

Del Taco urges each Unit holder to make its own decision regarding the Tender Offer based on all of the available information and in light of the Unit holder’s own investment objectives, including, among other things, the Purchase and Sale Agreement entered into on July 24, 2015 with Orion Buying Corp. pursuant to which the Partnership agreed to sell all of its properties, subject to approval of the Limited Partners, the adequacy of the Tender Offer Price, the Unit holder’s view with respect to the Partnership’s prospects and outlook, the matters considered by the General Partner, as noted below, and any other factors that the Unit holder deems relevant to its investment decision.

(b) Background and Reasons for the General Partner’s Position.

Del Taco reviewed the terms and conditions of the Tender Offer as disclosed in the Schedule TO, including the Offer Price; the amount of Partnership Units sought to be acquired by MacKenzie in the Tender Offer; the fact that MacKenzie stated that it is making the Tender

Offer for investment purposes and its intention is to make a profit, and that it could benefit from any higher liquidation value; and the circumstances under which the Tender Offer could be extended or other terms and conditions of the Tender Offer could be changed. Del Taco’s neutral recommendation on the Tender Offer is based on, but not limited to, the factors set forth below.

Reasons for General Partner’s Position:

1)	Units Sold in the Tender Offer will not be Subject to the Risks and Rewards of Ownership of Partnership Units, including participation in a liquidation distribution if the Property Sale is approved by the Limited Partners. Del Taco considered that Limited Partners whose Units are tendered and purchased in the Tender Offer will not participate in any future strategic transactions, including a possible liquidation of the Partnership if the Property Sale is approved by the Limited Partners and the transaction is consummated. Last year, Del Taco was contacted by a small group of Limited Partners who expressed an interest in selling the properties owned by the Partnership, and they presented an unsolicited non-binding letter of interest from a third party to acquire all of the Partnership’s properties for a cash price of $9,936,000, net of any encumbrances. Those Limited Partners initially requested us to hold a meeting of the Limited Partners to vote on the unsolicited offer, but subsequently withdrew the request. In October 2014, Del Taco conducted a poll to gauge whether the Limited Partners had an interest in entering into a possible sale of the properties. Rather than simply respond to a sole unsolicited offer, in order to ensure that the Limited Partners obtain a fair price and other terms for sale of the properties, assuming sufficient interest on the part of the Limited Partners, Del Taco would prepare to develop and implement a sale process designed to test the market. As reported in the Partnership’s Form 8-K filed with the SEC on January 12, 2015, after conducting and reporting the results of the poll of the Limited Partners, Del Taco engaged a broker and initiated a process to explore the sale of the Partnership’s assets.

After commencement of that process, Del Taco received an updated unsolicited offer (higher than the offer from 2014 but lower than the purchase price in the Sale Agreement) from the same third party who submitted the offer last year for the purchase of the Partnership’s assets, however, Del Taco did not believe it was appropriate to engage in exclusive negotiations and instead chose to conduct a robust sales process. On July 24, 2015, the Partnership entered into the Sale Agreement, which is subject to approval of the Limited Partners. However, there is no guarantee that (a) the Limited Partners will approve the Property Sale, (b) the sale price and liquidation distribution for the Units will be at a lower, equivalent or higher price than the Tender Offer Price, or (c) that the Sale Agreement will be successfully completed. Unit holders should note that the Tender Offer by MacKenzie is not related in any way to the proposed Property Sale pursuant to the Sale Agreement. If the Limited Partners were to approve the Property Sale and it subsequently closes followed by a currently estimated liquidation distribution of $1,112 per Unit (based on the Company’s financial statements as of June 30, 2015, the consideration for the

Property Sale and currently estimated fees and expenses, and the allocation of distributions pursuant to the Partnership Agreement), then the Tender Offer by MacKenzie of $900 per unit would represent a 19.1% discount and MacKenzie, as owner of the Units accepted in the Tender Offer, would participate in an increased liquidation premium of those Units (i.e., profits). Note that anticipated distributions upon a dissolution after the proposed Property Sale, assuming it is approved, is a current estimate and we are presently not able to predict the precise nature, amount or timing of distributions, due primarily to the inability to predict the amount of remaining liabilities or the amount that will be expended in connection with the Property Sale and liquidation. To the extent that the amount of liabilities or the amounts that are expended during the liquidation are greater, or the value of assets is less, than it is anticipated, then the Limited Partners may receive substantially less than presently estimated. See Attachment A for further information about the estimated distributions based on the purchase price in the Sale Agreement.

2)	No Assurance of Completion of the Property Sale. There are no assurances that the Partnership will be successful in completing the Property Sale under the terms and conditions of the Sale Agreement. For example, the Limited Partners may not approve the Property Sale or another condition in the Sale Agreement may not be satisfied. If the Property Sale is not consummated, there are no assurances that a subsequent sale would yield a higher or equal purchase price.

3)	If the Property Sale is completed, estimated distributions upon liquidation may be less than anticipated. The amount of distributions upon dissolution of the Partnership cannot be determined with precision at this time. It depends on a variety of factors, including, but not limited to, expenses related to dissolution and unknown liabilities, and other factors. The estimated distributions upon a liquidation after the Property Sale may be materially different based on increased or unforeseen expenses of the Partnership.

4)	No Current means to Determine Value of Units. Although the purchase price in the Sale Agreement sets a price for the Property Sale and, if the Property Sale is approved by the Limited Partners, the liquidation distribution per Unit is presently estimated to be approximately $1,112, there is no public market for the Units, therefore there is no accurate means for determining the present value of the Units. As a result, there cannot be any assurance that MacKenzie’s estimate accurately reflects the value of the Units or the actual amounts which may be realized by Unit holders. Unforeseen contingenicies could also ultimately result in the nonsconsummation of the Tender Offer.

5)	Individual Investment Decision. Del Taco considered that each Unit holder could make an independent judgment of whether to maintain its interest in the Partnership or to reduce or eliminate its interest in the Partnership by participating in the Tender Offer based on publicly available information. Personal considerations that the Partnership believed may be relevant to this decision include:

a.	the Unit holder’s determination of the adequacy of the Tender Offer Price in light of the Unit holder’s own investment objectives;

b.	the Unit holder’s views as to the Partnership’s prospects and outlook or the likelihood that the Limited Partners will approve the Property Sale and that it will be consummated;

c.	the Unit holder’s need for liquidity or diversification of its investment portfolio;

d.	other investment opportunities, including other types of investments, available to the Unit holder;

e.	whether the Unit holder requires current income on its investment in the Partnership;

f.	the Unit holder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate, with respect to which the shareholder may wish to consult with competent investment professionals;

g.	the tax consequences to the Unit holder of participating in the Tender Offer, for which the Unit holder may wish to consult with competent tax advisors; and

h.	the factors considered by the General Partner described herein and any other factors that the Unit holder deems relevant to its investment decision.

6)	Ability to Change Recommendation. Del Taco considered that it can change its position and make a recommendation to the Partnership’s Unit holders with respect to the Tender Offer at a later time prior to the expiration of the Tender Offer, including if there is a change of events or circumstances or additional information comes to its attention. Del Taco considered that the Partnership’s Unit holders who tender their Units in the Tender Offer would have withdrawal rights as provided in the Tender Offer and could withdraw the Partnership Units tendered in the Tender Offer prior to the expiration of the Tender Offer if they desire to do so based on any changes to the Partnership’s position with respect to the Tender Offer or otherwise.

The description above is not exhaustive but summarizes the material factors considered by the General Partner. In view of the variety of factors and the amount of information considered, the Partnership did not find it practicable to, and did not attempt to, provide specific assessments of, quantify, rank, or otherwise assign relative weight to the specific factors considered in determining its recommendation.

Although the General Partner is not expressing an opinion and is remaining neutral with respect to the Tender Offer, it is expressing no view, and it should not be interpreted as expressing a view as to the position it would take with respect to any effort by MacKenzie or any other person to take any actions to further its holdings in the Partnership, or seek by any means to exercise control of, or a controlling influence with respect to, the Partnership.

The Partnership has no executive officers, directors or subsidiaries and neither Del Taco, nor any executive officer or director of Del Taco, owns any Limited Partnership units of the Partnership.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Neither Del Taco nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendation to Unit holders on Del Taco’s behalf concerning the Tender Offer.

Item 6.	Interest in Securities of the Subject Company

No transactions in the Units have been affected during the past 60 days by the Partnership or the General Partner or, to the knowledge of the Partnership or the General Partner or, to the knowledge of the Partnership, by any of the current or former executive officers, directors or affiliates of the General Partner. The Partnership has no executive officers, directors or subsidiaries and neither Del Taco, nor any executive officer or director of Del Taco, owns any limited partnership units of the Partnership.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Neither the Partnership nor Del Taco is undertaking or engaged in any negotiations in response to the Tender Offer that relate to (a) a tender offer or other acquisition of the Partnership’s securities; (b) an extraordinary transaction, such as a merger or reorganization, or liquidation, involving the Partnership; (c) a purchase, sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries; or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

There are no transactions, agreements in principle or signed contracts entered into by the Partnership or Del Taco in response to the Tender Offer that relate to one or more events referred to in the first paragraph of this Item 7.

Item 8.	Additional Information

Additional Information

The Partnership files documents from time to time with the Commission. These documents are available free of charge on the Commission’s website at http://www.sec.gov. Copies would also be available at no charge by writing Del Taco LLC at 25521 Commercentre Drive, Lake Forest, California 92630.

Item 9. Exhibits

None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DEL TACO RESTAURANT PROPERTIES I
(a California limited partnership)
Registrant

Del Taco LLC
General Partner

Date: September 25, 2015	/s/ Steven L. Brake
Steven L. Brake
Chief Financial Officer

Attachment A

Anticipated Distributions and Allocations

Pursuant to the Partnership Agreement, proceeds from the sale of the Partnership’s properties and the resulting dissolution of the Partnership will be allocated first, to the expense of liquidation and the debts of the Partnership and second, to any debts owed to the General Partner. The balance will be distributed as follows:

•	First, 1% will be distributed to the General Partner and 99% will be distributed to the Limited Partners until they receive 6% per annum cumulative, but not compounded return on their capital contributions;

•	Second, entirely to the Limited Partners until the sum of all distributions received, when added to all prior distributions, equals their capital contributions; and

•	Third, the balance will be allocated 25% to the General Partner and 75% to the Limited Partners.

Set forth in the table below is a calculation of the estimated distributions to the Limited Partners based on the Partnership’s financial statements as of June 30, 2015, after receipt of $11,471,000 from the Property Sale, and presently estimated contingent costs related to the Property Sale and dissolution of $222,000, which includes $172,065 of commission payable to the broker and a reserve of approximately $50,000 to pay for any fees and expenses directly related to the sale or dissolution. The Partnership may also incur additional unanticipated expenses in connection with the Property Sale.

Pursuant to the terms of the Partnership Agreement, it is presently estimated that the General Partner will receive a total of approximately $1.8 million and the Limited Partner distribution is presently estimated to be approximately $9.7 million (or approximately $1,112 per Unit), which represents the amount that would be distributed upon dissolution of the Partnership. Distributions made to Limited Partners who are not resident in California could be subject to a 7% withholding. If approved, the General Partner currently expects the Property Sale to close during the fourth quarter of 2015 and that distributions to the Limited Partners and General Partner will be made following the dissolution of the Partnership. After all items and expenses related to the dissolution are completed, the General Partner will distribute to the Limited Partners any amounts remaining in the reserve.

Estimated Distributions

(Based on Financial Information as of June 30, 2015)

The anticipated distributions upon dissolution is a best current estimate of the amount of cash that will be available for distribution to Limited Partners following liquidation of assets, satisfaction of liabilities, final winding-up and dissolution expenses and an adequate reserve for contingencies based on the Partnership’s financial statements as of June 30, 2015. However, Del Taco presently is not able to predict the precise nature, amount or timing of distributions, due primarily to its inability to predict the amount of the Partnership’s remaining liabilities or the amount that will be expended during the course of the liquidation. To the extent that the amount of liabilities or the amounts that are expended during the liquidation are greater, or the value of the assets is less, than it is anticipated that the Limited Partners may receive substantially less than presently anticipated.

Estimated sources from the liquidation of the Partnership:	Amount
Total purchase price	$11,471,000
Add:
Cash	241,914
Receivable from Del Taco LLC	70,345
Less:
Accounts payable	(31,146)
Payable to Limited Partners	(17,627)

Total sources available	$11,734,486

Estimated uses pursuant to Sections 20.3.4 and 10.2 of the Partnership Agreement:	Amount
Expenses of liquidation and debts of the Partnership	$222,000	(a)
Debts owing to the General Partner	—	(b)
1% to General Partner, 99% to Limited Partners until 6% return is achieved	—	(c)
Entirely to Limited Partners to the extent of their capital contributions	4,375,500	(d)
The excess, 25% to General Partner and 75% to Limited Partners	7,136,986	(e)

Total uses	$11,734,486

Estimated Distributions	Aggregate Amounts	Per Unit Amounts
Limited Partners capital contribution	$4,375,500	$500.00
Limited Partners 75% share of distributions after return of capital plus 6% priority return	5,352,740	611.67

Total Limited Partner distribution	$9,728,240	$1,111.67

Number of Units		8,751

General Partner 25% share of excess distribution	$1,784,246

Total distributions to Limited Partners and General Partner	$11,512,486

(a)	Includes 1.5% broker fees and approximately $50,000 of reserve for expenses related to the sale, liquidation and dissolution.
(b)	There are no debts owing to the General Partner at June 30, 2015.
(c)	See below for the Schedule of Distributions to the Limited Partners based on 6% per annum cumulative, but not compounded, return on the Adjusted Capital Contributions (as defined in the Partnership Agreement) which has already been satisfied.
(d)	Return of Limited Partner capital contributions (8,751 Units multiplied by $500).
(e)	Allocation of the excess per Section 10.2.3 of the Partnership Agreement.

Schedule of Distributions as of June 30, 2015

Original Per Unit Contribution: $500.00

Return Schedule:

Year		Annual %	Return ($)	Actual Distribution ($)
Begin	End
10/17/83	12/31/83	6.00%	$6.16	$6.94
01/01/84	12/31/84	6.00%	30.00	31.54
01/01/85	12/31/85	6.00%	30.00	29.13
01/01/86	12/31/86	6.00%	30.00	41.54
01/01/87	12/31/87	6.00%	30.00	43.15
01/01/88	12/31/88	6.00%	30.00	39.99
01/01/89	12/31/89	6.00%	30.00	35.86
01/01/90	12/31/90	6.00%	30.00	41.32
01/01/91	12/31/91	6.00%	30.00	42.55
01/01/92	12/31/92	6.00%	30.00	44.58
01/01/93	12/31/93	6.00%	30.00	43.44
01/01/94	12/31/94	6.00%	30.00	45.45
01/01/95	12/31/95	6.00%	30.00	45.46
01/01/96	12/31/96	6.00%	30.00	45.98
01/01/97	12/31/97	6.00%	30.00	50.84
01/01/98	12/31/98	6.00%	30.00	54.71
01/01/99	12/31/99	6.00%	30.00	56.40
01/01/00	12/31/00	6.00%	30.00	61.46
01/01/01	12/31/01	6.00%	30.00	66.90
01/01/02	12/31/02	6.00%	30.00	69.32
01/01/03	12/31/03	6.00%	30.00	75.26
01/01/04	12/31/04	6.00%	30.00	81.08
01/01/05	12/31/05	6.00%	30.00	80.37
01/01/06	12/31/06	6.00%	30.00	75.23
01/01/07	12/31/07	6.00%	30.00	74.62
01/01/08	12/31/08	6.00%	30.00	68.07
01/01/09	12/31/09	6.00%	30.00	75.64
01/01/10	12/31/10	6.00%	30.00	77.09
01/01/11	12/31/11	6.00%	30.00	72.28
01/01/12	12/31/12	6.00%	30.00	75.23
01/01/13	12/31/13	6.00%	30.00	76.19
01/01/14	12/31/14	6.00%	30.00	80.48
01/01/15	06/30/15	6.00%	15.00	37.15

			$951.16	$1,845.25	(1)

(1)	The 6% per annum cumulative, but not compounded, return on adjusted capital contributions has been satisfied because the cumulative distributions of $1,845.25 exceed the 6% per annum cumulative return of $951.16 as of June 30, 2015.